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                       Securities and Exchange Commission
                             Washington, D.C. 20547

                         ------------------------------

                                 SCHEDULE 14D-9
                                 (RULE 14d-101)

          SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                               (Amendment No. __ )

                        REAL ESTATE ASSOCIATES LIMITED VI
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                            (Name of Subject Company)

                        REAL ESTATE ASSOCIATES LIMITED VI
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                      (Name of Person(s) Filing Statement)

                            Limited Partnership Units
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                         (Title of Class of Securities)

                                      None
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                      (CUSIP Number of Class of Securities)

                                 Patrick J. Foye
                            Executive Vice President
                   Apartment Investment and Management Company
                           Colorado Center, Tower Two
                   2000 South Colorado Boulevard, Suite 2-1000
                             Denver, Colorado 80222
                                 (303) 757-8101
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      (Name, Address, and Telephone Number of Person Authorized to Receive
     Notices and Communications on Behalf of the Person(s) Filing Statement)

                                   Copies to:
                                Gregory M. Chait
                                  Robert Barker
                     Powell, Goldstein, Frazer & Murphy LLP
                           191 Peachtree Street, N.E.
                                 Sixteenth Floor
                             Atlanta, Georgia 30303
                                 (404) 572-6600

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.






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                                 SCHEDULE 14D-9

         This Schedule 14D-9 relates to a tender offer by AIMCO Properties, L.P., a Delaware limited partnership ("AIMCO Properties"), to purchase units of limited partnership interest ("Units") of Real Estate Associates Limited VI, a California limited partnership (the "Partnership"), at a price of $85.00 per unit in cash. The offer to purchase Units in the Partnership is being made pursuant to an Offer to Purchase of AIMCO Properties, dated as of September 16, 2002 (the "Offer to Purchase"), and a related Letter of Transmittal, copies of which are attached as Exhibits (a)(1) and (a)(2) hereto, respectively.

ITEM 1.  SUBJECT COMPANY INFORMATION.

         (a) and (b) The information set forth under "THE OFFER--Section 13. Certain Information Concerning Your Partnership" in the Offer to Purchase is incorporated herein by reference.

ITEM 2.  IDENTITY AND BACKGROUND OF FILING PERSON.

         (a) This Schedule 14D-9 is being filed by the Partnership whose general partners are AIMCO Capital, Inc., a California corporation, and Coast Housing Investments Associates, a California limited partnership. The Partnership's business address is 9090 Wilshire Blvd., Suite 201, Beverly Hills, California 90211, and its telephone number is (310) 278-2191.

         (d) The information set forth under "THE OFFER--Section 8. Information Concerning Us and Certain of Our Affiliates," "SUMMARY TERM SHEET" and "THE OFFER" in the Offer to Purchase is incorporated herein by reference.

ITEM 3.  PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

         (d) The information set forth under "SUMMARY TERM SHEET--Conflicts of Interest," and "THE OFFER--Conflicts of Interest and Transactions with Affiliates" in the Offer to Purchase is incorporated herein by reference.

ITEM 4.  SOLICITATION OR RECOMMENDATION.

         (a) and (b) The information set forth under "SUMMARY TERM SHEET--No General Partner Recommendation" and "THE OFFER--Section 10. Position of the General Partner of Your Partnership with Respect to the Offer" in the Offer to Purchase is incorporated herein by reference.

         (c) The information set forth under "THE OFFER--Section 8. Information Concerning Us and Certain of Our Affiliates" in the Offer to Purchase is incorporated herein by reference.

ITEM 5.  PERSON/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

         (a)  Not Applicable.


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ITEM 6.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

         (b)  Not applicable.

ITEM 7.  PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

         (d)  Not applicable.

ITEM 8.  ADDITIONAL INFORMATION.

         (b) The information set forth in the Offer to Purchase is incorporated herein by reference.

ITEM 9.  EXHIBITS.


(a)(1) Offer to Purchase of AIMCO Properties Units of the Partnership (Exhibit (a)(1) to Schedule TO of AIMCO Properties, dated September 16, 2002, is incorporated herein by reference).

(a)(2) Letter of Transmittal and related Instructions (Exhibit (a)(2) to Schedule TO of AIMCO Properties, dated September 16, 2002, is incorporated herein by reference).

(a)(3) Letter to Limited Partners of the Partnership, dated September 16, 2002 (Exhibit (a)(4) to Schedule TO of AIMCO Properties, dated September 16, 2002, is incorporated herein by reference).

(e)               Not applicable.

(g)               None.




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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 16, 2002


                                  REAL ESTATE ASSOCIATES LIMITED VI

                                  By:  AIMCO CAPITAL, INC.
                                       (General Partner)


                                  By:  /s/ Patrick J. Foye
                                      ------------------------------------------
                                       Executive Vice President